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                                December 3, 2020

       Jay Short, Ph.D.
       Chairman and Chief Executive Officer
       BioAtla, Inc.
       11085 Torreyana Road
       San Diego, CA 92121

                                                        Re: BioAtla, Inc.
                                                            Form S-1
                                                            Filed on November
13, 2020
                                                            File No.
333-2500093

       Dear Dr. Short:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed November 13, 2020

       LLC Conversion, page 82

   1.                                                   We note your response
to comment 82 and clarify that a diagram depicting the
                                                        transactions resulting
in the single legal entity will assist the reader in understanding the series of transactions.
       BA3011 Phase 1 clinical trial
       Antitumor Activity, page 135

   2. We note your revised disclosure in response to prior comment 7. Please expand your disclosure to discuss
your results in terms of the clinical endpoints described on page
                                                        135. Please also
disclose whether any of the results related to antitumor activity were considered
statistically significant. Please include similar disclosure for BA3021.
 Jay Short, Ph.D.
FirstName  LastNameJay Short, Ph.D.
BioAtla, Inc.
Comapany3,
December    NameBioAtla,
              2020        Inc.
December
Page 2     3, 2020 Page 2
FirstName LastName
Safety, page 140

3. We note your revised disclosure in response to prior comment 20, including SAEs observed in patients receiving the Phase 2 dose level and the 2.4 mg/kg Q3W does level.
         We also note your disclosure on page 134 that patients were enrolled into 9 dose cohorts.
         Please revise your disclosure to clarify whether any SAEs were observed in any of the other dose cohorts.
Bispecific candidates, page 154

4. We note your response to prior comment 5 and your revised disclosure regarding the
         EpCAM x CD3 bispecific candidates. Please revise your disclosure to include a description of preclinical studies or other development activities conducted for
         BA3142, EGFR x CD3 or Nectin-4 x CD3 bispecific antibody product candidates.
         Alternatively, please remove any programs that are not material from your pipeline table.
Global Co-Development and Collaboration Agreement with BeiGene, Ltd., page 156

5. Please disclose the royalty term under the Global Co-Development and Collaboration
         Agreement with BeiGene.
Amended and Restated Exclusive Rights Agreement with Himalaya Therapeutics SEZC, page
157

6. Please revise your disclosure to clarify the nature of the rights granted to Himalaya
         Therapeutics SEZC. We also note your disclosure that payments to the Company may include upfront payments, milestone payments and double-digit royalties. Please disclose the amounts paid to date, aggregate future potential milestone payments to be received, and the royalty term.
Exclusive License Agreement with BioAtla Holdings, LLC, page 157

7. Please revise your disclosure to describe the nature of the rights granted to BioAtla LLC.
         Please also describe any obligations of BioAtla under the agreement. For example, will
         BioAtla owe any potential future milestone or royalty payments in connection with the rights granted. With respect to your option to acquire the ACT preparations and ACT treatments, please expand your disclosure to describe the nature of the rights you may acquire. Please also disclose the term of the royalty under your option.
Exclusive License Agreement with Inversagen, page 157

8. Please revise your disclosure to clarify the nature of the rights acquired by Inversagen. For example, did the Company grant a worldwide exclusive license to develop and commercialize the antibodies. We also note your disclosure that Inversagen will pay you milestone payments and royalties. Please disclose the aggregate future potential milestone payments to be received. Please also disclose the royalty rates or range and the royalty
 Jay Short, Ph.D.
FirstName  LastNameJay Short, Ph.D.
BioAtla, Inc.
Comapany3,
December    NameBioAtla,
              2020        Inc.
December
Page 3     3, 2020 Page 3
FirstName LastName
         term. With respect to your option to acquire rights to the immuno-oncology antibody please specify the nature of those rights and disclose the royalty term referenced.
Notes to the Financial Statements
1. Organization and summary of significant accounting policies, page F-8

9. We note your response to comments 14 and 27 and revised disclosure. Regardingthe
         March 2019 Division, please address the following:

                When describing the "exceptions" related to the operating agreement and capital structure between the companies, please identify, in revised disclosure, which of the three "Post-Division LLC's" you are referring to as the "Post-Division Successor". In this regard, it would appear from your disclosure here that the "Post-Division
              Successor" is the new legal entity named BioAtla, LLC rather than BioAtla Holdings,
              LLC.


                and
                Your response to comment 12 indicates that prior to July 2020, you had two consolidated subsidiaries, Himalaya Therapeutics SEZC and its wholly owned subsidiary Himalaya Therapeutics HK Limited. Please clarify whether these entities existed at the time of the March 2019 Division. If so, please include a discussion of these subsidiaries under the 'Organization' and "LLC Division' headers in this footnote as applicable.
10. Please help us better understand and further clarify your disclosures related to the series of transactions that took place as part of your Corporate Reorganization. Please clarify in your disclosure that Himalaya Parent, LLC became the parent to BioAtla, LLC after it was merged into BioAtla MergerSub LLC, with BioAtla, LLC surviving, if true. If this is not a true statement, please clarify. Also, clarify how you subsequently separated from Himalaya Parent, LLC. Providing us a diagram of your organization from the Pre-
         Division Predecessor to the "Division" and lastly, the corporate reorganization.

11. Please tell us how your equity accounts reflect compliance with SAB Topic 4B relating to undistributed earnings or losses of the limited liability company for periods prior to becoming a taxable corporation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Jay Short, Ph.D.
BioAtla, Inc.
December 3, 2020
Page 4

       You may contact Nudrat Salik at 202-551-3692 or Sasha Parikh at 202-551-3627 if you
have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Suzanne Hayes at 202-551-3675 with any other questions.



FirstName LastNameJay Short, Ph.D.                       Sincerely,
Comapany NameBioAtla, Inc.
                                                         Division of
Corporation Finance
December 3, 2020 Page 4                                  Office of Life
Sciences
FirstName LastName